                                  LAW OFFICE OF

                                 DANIEL W. SMALL

                                 ATTORNEY AT LAW


ONE BURTON HILLS BOULEVARD                           DANIEL W. SMALL, ESQ.
SUITE 330                                            dsmall@nashvillelaw.net
NASHVILLE, TENNESSEE 37215                           TELEPHONE (615) 252-6000
WEB SITE - www.nashvillelaw.net                      FACSIMILE (615) 252-6001


                                 August 1, 2006

VIA E-MAIL
Ms. Kathryn McHale
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

            RE: RESPONSES TO COMMENT LETTER DATED JULY 28, 2006 MID-AMERICA BANCSHARES, INC.
                   REGISTRATION STATEMENT ON FORM S-4
                   FILED AUGUST 1, 2006
                   FILE NO. 333-134247

Dear Ms. McHale:

            We have carefully reviewed the comments submitted by the Staff. Based upon our review of the comments and discussions with the Staff, we respond to the comments as set forth below.

PrimeTrust Bank Financial Statements
------------------------------------

Note (16) Series A Preferred Stock, page F-28
---------------------------------------------

Comment 1.        We note your response to comments 6-9 from our letter dated
                  July 20, 2006. We believe that the preferred shares are within the scope of EITF Topic D-98 and should be classified outside of permanent equity based on paragraph 7 of EITF Topic D-98 which states that the SEC staff believes that if the preferred security holders control a majority of the votes of the board of directors through direct representation on the board of directors or through other rights, the preferred security is redeemable at the option of the holder and its classification outside of permanent equity is required.

                  Accordingly, please revise your financial statements to classify your Series A Preferred Stock outside of permanent equity. Alternatively, tell us why a revision is not necessary.



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Ms. Kathryn McHale
August 1, 2006
Page 2
                                                           DANIEL W. SMALL, ESQ.
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Response:         We have restated the consolidated financial
                  statements and all other related disclosures to reflect the classification of Series A Preferred Stock outside of permanent equity.

Bank of the South Financial Statements
--------------------------------------

Note (1) Summary of Significant Accounting Policies
---------------------------------------------------

(e) Allowance for Possible Loan Losses page F-87
------------------------------------------------

Comment 2.        We note your response to comment 10 from our letter dated July
                  20, 2006. Please revise future filings to classify the reserve for estimated losses on off-balance sheet items separately from the allowance for loan losses.

Response:         We will revise future filings to classify the reserve for
                  estimated losses on off-balance sheet items separately from the allowance for loan losses, if material.

            We trust that the foregoing is responsive to the Staff's thoughtful comments. I apologize in advance if I have misunderstood any of the Staff's comments. Please contact the undersigned at (615) 519-6000 as soon as possible to discuss any clarification that we might provide. The accounting Staff may, in its discretion, speak directly with the registrant's Chief Financial Officer, Jason K. West at (615) 662-6028 or with registrant's independent registered public accountants, Maggart & Associates, P.C., at (615) 252-6100, by calling for either Stephen M. Maggart or P. Jason Ricciardi. Thank you for your assistance.

                                         Very truly yours,

                                         /s/ Daniel W. Small

                                         Daniel W. Small


cc:    Gary L. Scott, Chairman
       David Major, President
       Stephen M. Maggart, Maggart & Associates, P.C.
       P. Jason Ricciardi, Maggart & Associates, P.C.